Exhibit 99.1

ReneSola Regains Compliance with NYSE Continued Listing Standards

Shanghai, China, June 11, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer and operator, today announced that the New York Stock Exchange (NYSE) notified the Company that it regained full compliance with the Exchange's continued listing standards.

ReneSola's Chief Executive Officer Xianshou Li commented, “We are pleased that our hard work over the past year resulted in achievement of one of our key goals: to fully comply with all listing standards of the exchange. We are committed to providing our shareholders with the liquidity and disclosure that result from a US listing, and are pleased to remain an NYSE-listed company.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com